

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 15, 2026

Timothy C. Huffmyer
Chief Executive Officer
Smith Micro Software, Inc.
5800 Corporate Drive
Pittsburgh, PA 15237

> **Re: Smith Micro Software, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 08, 2026**
> **File No. 333-295700**

Dear Timothy C. Huffmyer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino at 202-551-3456 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology